UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2025 (Report No. 3)

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On February 20, 2025, Brenmiller Energy Ltd. (the “Company”) issued a press release titled “Brenmiller Energy and Baran Energy to Accelerate bGen™ ZERO Thermal Energy Storage Project Deployments”, a copy of which is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

The first, second, fourth and sixth paragraphs and the section titled “Forward-Looking Statements” of the press release attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266, 333-278602 and 333-284377), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Brenmiller Energy Ltd. dated February 20, 2025, titled “Brenmiller Energy and Baran Energy to Accelerate bGen™ ZERO Thermal Energy Storage Project Deployments”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: February 20, 2025	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chairman and Chief Executive Officer

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